

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Bradley Gray
Chief Financial Officer
Diversified Energy Company plc
1600 Corporate Drive
Birmingham, Alabama 35242

Re: Diversified Energy Company plc
Schedule TO-I filed February 26, 2024
File No. 005-94334

Dear Bradley Gray:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule TO-I filed February 26, 2024

General

1. As discussed with counsel, we note that shareholders may only participate in this Tender Offer if they waive their right to receive the Q323 Dividend, and may only participate for an aggregate amount equal to their Entitlement (to such dividend). Therefore, it appears (and counsel confirmed) that shareholders who are not record holders entitled to receive the Q323 Dividend cannot participate in the Tender Offer, and tenders by shareholders who acquire their Shares after the record date for the Q323 Dividend will be rejected. Such a limitation on participation in the Tender Offer is inconsistent with the all-holders requirement of Rule 13e-4(f)(8)(i), which requires that the Tender Offer be open to all target security holders, rather than just record holders. Please advise. Given the fundamental nature of this comment, we reserve further comments on the tender offer materials, pending resolution of this matter.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: David Miller, Esq.